UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

David B. Jones
c/o SAIL Venture Partners, LP
600 Anton Blvd., Suite 1010
Costa Mesa, CA 92626
 (714) 241-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

                      NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8)

_______________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 2 OF 8 PAGES

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS:
	SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	SAIL VENTURE PARTNERS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		10,058,554

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,058,554

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,058,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.9%

14	TYPE OF REPORTING PERSON

	OO LIMITED LIABILITY COMPANY

2

PAGE 3 OF 8 PAGES
CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS:
	SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	SAIL VENTURE PARTNERS, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		10,058,554

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,058,554

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,058,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.9%

14	TYPE OF REPORTING PERSON

	PN

PAGE 4 OF 8 PAGES
This amendment to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D of SAIL Venture Partners, LP (“SAIL Venture Partners”) and SAIL Venture Partners, LLC filed with the Securities and Exchange Commission on March 19, 2007 (the “Original Filing”), as amended and supplemented on July 7, 2009 (“Amendment No. 1”) and August 31, 2009 (“Amendment No. 2”).

Terms not defined herein shall have the meaning ascribed to them in the Original Filing, as amended.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 3 relates to the common stock, par value $.001 per share (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2. IDENTITY AND BACKGROUND.

This Amendment No. 3 is being filed jointly by SAIL Venture Partners, LP, formerly known as Odyssey Venture Partners II, LP, and SAIL Venture Partners, LLC. SAIL Venture Partners is a licensed small business investment company, investing in early stage technology companies, and the address of the principal office of SAIL Venture Partners is 600 Anton Blvd., Suite 1010, Costa Mesa, CA 92626. The principal business of SAIL Venture Partners, LLC, is to act as general partner of SAIL Venture Partners, and its address is the same as SAIL Venture Partners. SAIL Venture Partners, LLC, as general partner of SAIL Venture Partners, may be deemed to beneficially own the securities owned by SAIL Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The managing members of SAIL Venture Partners, LLC, are David B. Jones, Walter Schindler, Alan Sellers, Henry Habicht and Michael Hammons (the "Managing Members"). A unanimous vote of the Managing Members is required to vote or dispose of the Company's securities held by SAIL Venture Partners. Each of the Managing Members is a venture capitalist. The principal business address of each of the Managing Members is 600 Anton Blvd., Suite 1010, Costa Mesa, CA 92626.

During the last five years, none of the Managing Members, nor SAIL Venture Partners, LLC, nor SAIL Venture Partners has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Filing, as supplemented and amended by Amendment No. 1 and Amendment No. 2, is supplemented and amended by reference to the information below.

On October 1, 2010, SAIL Venture Partners loaned the Issuer $250,000 in its own funds in exchange for secured convertible promissory notes in the aggregate principal amount of $250,000 (“Notes”). SAIL Venture Partners also received warrants to purchase up to 416,666 shares of the Issuer’s common stock (the “Warrants”) in connection with the loan.

The Notes and the Warrants were issued pursuant to a Note and Warrant Purchase Agreement, dated October 1, 2010, among the Issuer and two investors, including SAIL Venture Partners. The Purchase Agreement also provides that the Issuer and the holders of the Notes will enter into a registration rights agreement covering the registration of the resale of the shares underlying the Notes and the Warrants.

The Notes mature on October 1, 2011 (subject to earlier conversion or prepayment), earn interest equal to 9% per year with interest payable at maturity, and are convertible into shares of Common Stock at a conversion price of $0.30. The conversion price is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) the issuance of cash dividends and distributions on the Common Stock; (3) the distribution of other capital stock, indebtedness or other non-cash assets; and (4) the completion of a financing at a price below the conversion price then in effect. The Notes can be declared due and payable upon an event of default, defined in the Notes to occur, among other things, if the Issuer fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Issuer fails to perform any covenant or agreement as required by the Note.

PAGE 5 OF 8 PAGES
The obligations of the Issuer under the terms of the Notes are secured by a security interest in the tangible and intangible assets of the Issuer, pursuant to a Security Agreement, dated as of October 1, 2010, by and between the Issuer and John Pappajohn, as administrative agent for the holders of the Notes. The agreement and corresponding security interest terminate if and when holders of a majority of the aggregate principal amount of Notes issued have converted their Notes into shares of Common Stock.

The Warrants expire on September 20, 2017 and are exercisable for shares of common stock of the Issuer at an exercise price of $0.30. Exercise price and number of shares issuable upon exercise are subject to adjustment (1) upon the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) in case of any reclassification, capital reorganization or change in capital stock and (3) upon the completion of a financing at a price below the exercise price then in effect.

On July 5, 2010 and August 20, 2010, the Issuer issued unsecured promissory notes (each, a "Deerwood Note") in the aggregate principal amount of $500,000 to Deerwood Partners LLC and Deerwood Holdings LLC, with each investor purchasing two notes in the aggregate principal amount of $250,000. The Deerwood Notes mature on December 15, 2010. SAIL Venture Partners issued unconditional guaranties to each of these investors, guaranteeing the prompt and complete payment when due of all principal, interest and other amounts under each Deerwood Note. On August 20, 2010, the Issuer granted SAIL Venture Partners warrants to purchase up to an aggregate of 100,000 shares of common stock at an exercise price (subject to customary anti-dilution adjustments) of $0.56 per share in connection with the guaranties. The Issuer has agreed to indemnify SAIL Venture Partners and grant it a security interest in the Issuer's assets in connection with the guaranties and to enter into a registration rights agreement covering the registration of the shares issuable upon exercise of the warrants.

The beneficial ownership of the Issuer’s Common Stock reported in this Amendment No. 3 by SAIL Venture Partners is based on SAIL Venture Partners, LP’s ownership of 6,471,067 shares of Common Stock of the Issuer, 845,833 shares of Common Stock of the Issuer issuable upon the conversion of convertible notes and 2,741,654 shares of Common Stock of the Issuer issuable upon the exercise of vested and exercisable warrants, and assumes a total of 56,023,921 shares of the Common Stock of the Issuer issued and outstanding as of October 1, 2010. It does not include 62,512 shares of Common Stock of the Issuer issuable upon the exercise of vested options that have been granted to David Jones.

The beneficial ownership of the Issuer’s Common Stock reported in this Amendment No. 3 by SAIL Venture Partners, LLC is based on SAIL Venture Partners, LLC’s indirect ownership of 6,471,067 shares of Common Stock of the Issuer, 845,833 shares of Common Stock of the Issuer issuable upon the conversion of convertible notes and 2,741,654 shares of Common Stock of the Issuer issuable upon the exercise of vested and exercisable warrants, and assumes a total of 56,023,921 shares of the Common Stock of the Issuer issued and outstanding as of October 1, 2010. It does not include 62,512 shares of Common Stock of the Issuer issuable upon the exercise of vested options that have been granted to David Jones.

David Jones, who is a principal of SAIL Venture Partners, LLC, which is the general partner of SAIL Venture Partners, currently serves as a director of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1 and Amendment No. 2, is supplemented and amended by reference to the information below. Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, as amended, which disclosure is incorporated herein by reference.

All of the 6,471,067 shares of Common Stock, notes convertible into 845,833 shares of Common Stock and warrants to purchase 2,741,654 shares of Common Stock of the Issuer held by SAIL Venture Partners and to which this Amendment No. 3 relates, were acquired for and are held by SAIL Venture Partners as an investment.

PAGE 6 OF 8 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Filing, as supplemented and amended by Amendment No. 1 and Amendment No. 2, is supplemented and amended by reference to the information below. Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, as amended, which disclosure is incorporated herein by reference.

As of the date of this filing, SAIL Venture Partners owns 6,471,067 shares of Common Stock of the Issuer, 845,833 shares of Common Stock of the Issuer issuable upon the conversion of convertible notes and 2,741,654 shares of Common Stock of the Issuer issuable upon the exercise of vested and exercisable warrants (the “SAIL Venture Partners Shares”). Assuming a total of 56,023,921 shares of the Issuer’s Common Stock outstanding as of October 1, 2010, the SAIL Venture Partners Shares constitute approximately 16.9% of the shares of the Issuer’s Common Stock issued and outstanding. They do not include 62,512 shares of Common Stock of the Issuer issuable upon the exercise of vested options that have been granted to David Jones.

SAIL Venture Partners, LLC, as the General Partner of SAIL Venture Partners, beneficially owns 6,471,067 shares of Common Stock of the Issuer, 845,833 shares of Common Stock of the Issuer issuable upon the conversion of convertible notes and 2,741,654 shares of Common Stock of the Issuer issuable upon the exercise of vested and exercisable warrants (the “SAIL Venture Partners LLC Shares”). Assuming a total of 56,023,921 shares of the Issuer’s Common Stock outstanding as of October 1, 2010, the SAIL Venture Partners LLC Shares constitute approximately 16.9% of the shares of the Issuer’s Common Stock issued and outstanding. They do not include 62,512 shares of Common Stock of the Issuer issuable upon the exercise of vested options that have been granted to David Jones.

Each of the Managing Members of SAIL Venture Partners, LLC may be deemed to beneficially own the securities owned by SAIL Venture Partners insofar as they have the power to direct the voting or disposition of such securities. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that any of the Managing Members as an individual is, for any purpose, the beneficial owner of any of the SAIL Venture Partner Shares, and each of the Managing Members disclaims beneficial ownership as to the SAIL Venture Partner Shares.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the arrangements discussed in Item 3 of the Original Filing, as amended and supplemented by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the discussion of which is incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
   No.

1*     Joint Filing Agreement.

* Filed as a like-numbered exhibit to the reporting person’s Schedule 13D which was filed with the Securities and Exchange Commission on March 19, 2007.

PAGE 7 OF 8 PAGES

CUSIP NO. 12619C101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010

SAIL Venture Partners, LP
a Delaware limited partnership

/s/ David B. Jones
By: SAIL Venture Partners, LLC
a Delaware limited liability company
By: David Jones
Its: Manager

Dated: : October 19, 2010

SAIL Venture Partners, LLC
a Delaware limited liability company

/s/ David B. Jones
By: David Jones
Its: Manager

PAGE 8 OF 8 PAGES

EXHIBIT INDEX

Exhibit
   No.
---------
 1*     Joint Filing Agreement.

* Filed as a like-numbered exhibit to the reporting person’s Schedule 13D which was filed with the Securities and Exchange Commission on March 19, 2007.